Exhibit 99
B. F. SAUL REAL ESTATE
Investment Trust

7501 WISCONSIN AVENUE, SUITE 1500E, BETHESDA, MARYLAND 20814
(301) 986-6000

November 6, 2015

Saul Holdings Limited Partnership
7501 Wisconsin Avenue, Suite 1500E
Bethesda, Maryland 20814
Attn: Scott V. Schneider, Senior Vice President and Chief Financial Officer

RE:
Letter Agreement (“Original Letter Agreement”) regarding Shared Third Party Pre-Development Costs for Twinbrook area properties dated October 16, 2014 by and between B. F. Saul Real Estate Investment Trust (“Trust”) and Saul Holdings Limited Partnership (“Holdings”)

Mr. Schneider:

Capitalized terms in this letter have the meanings set forth in the Original Letter Agreement.

This letter confirms that the provisions of the Original Letter Agreement shall be extended through December 31, 2016 (the “First Extension”). As required by paragraph 4 of the Original Letter Agreement, this letter memorializes the parties’ joint approval of the 2016 Budget for Pre-Development Services. Further, the parties hereto acknowledge and agree that the allocation method set forth in paragraph 2 of the Letter Agreement shall remain unchanged through the period of the First Extension.

All future extensions of the Original Letter Agreement shall remain subject to the requirements of paragraph 4 of the Original Letter Agreement, as modified hereby:

“4) Prior to the end of the following calendar year, the Trust and Holdings will discuss extending the terms of this letter agreement for the following calendar year. Such extension will be subject to the joint approval of a budget for Pre-Development Services for the following calendar year, and may include changing the allocation method set forth in paragraph 2 if the Trust and Holdings agree that a different allocation method would be more appropriate for the following year.”

Please indicate your agreement and acceptance of the terms of this letter by signing where indicated below and immediately returning one executed copy of this letter to me. Upon execution of both parties, this First Extension will be effective. The Original Letter Agreement, as amended by this First Extension, is hereby ratified and affirmed by Trust and Holdings, and shall remain in full force and effect pursuant to its terms as amended hereby. Thank you for your assistance with this matter.

B. F. SAUL REAL ESTATE INVESTMENT TRUST

Sincerely yours,

/s/ Patrick T. Connors______________
Patrick T. Connors
Vice President

AGREED AND APPROVED:

SAUL HOLDINGS LIMITED PARTNERSHIP
By:    Saul Centers, Inc., General Partner

By: /s/ Scott V. Schneider
Scott V. Schneider, Senior Vice President
and Chief Financial Officer